AMPERICO CORP.
42 Rockwood Crescent,
Thornhill, ON, L4J 7T2
Canada

December 26, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Amperico Corp.'s - Registration Statement on Form S-1
    Amendment No. 4
    Filing No. 333-182728

Dear: Celeste M. Murphy

In response to verbal Comment we have added the following disclosure on page 16 and note on page 15:

PAGE 15

Response:  VLADIMIR KOLOSSOVSKI (1)

(1) Treasurer of the Company.

PAGE 16

Except with respect to Vladimir Kolossovski, our current Treasurer (who is also not an affiliate of a broker-dealer), none of the selling shareholders:

     1. has had a material relationship with us other than as a shareholder at any time within the past three years;

     2.   has ever been one of our officers or directors;

     3.   is a broker-dealer; or a broker-dealer's affiliate.

Thank you.

Sincerely,


/s/ ALEX NORTON
---------------------------
ALEX NORTON
Director